YANZHOU COAL MINING COMPANY LIMITED

BY FAX

Date:	December 8, 2008

To:	Joanna Lam
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3476
Fax (202) 772-9368 or 9369

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2007

Dear Ms. Lam:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2007, received on November 26, 2008. We are in the process of preparing our responses to the Commission’s comments. However, we need more time to liaise with our auditor and external advisor to provide responses to your comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from December 9, 2008 (10 business days from the date of receipt of the Commission’s comments) to January 6, 2009.

Thank you in advance for your favourable consideration and the granting of extension. I look forward to receiving your written confirmation for the extension.

With best regards,

WU Yuxiang
Chief Financial Officer